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                               May 12, 2022

       William G. Fontenot
       Manager
       Cleco Securitization I LLC
       505 Cleco Drive, Office Number 16
       Pineville, Louisiana 71360

                                                        Re: Cleco
Securitization I LLC
                                                            Cleco Power LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed April 15,
2022
                                                            File Nos.
333-264319 and 333-264319-01

       Dear Mr. Fontenot:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-1

       Cover Page

   1. At the top of the cover page to your registration statement, please include the registration numbers for both
registrants.
       Form of Prospectus
       Description of the Storm Recovery Bonds
       The Security for the Storm Recovery Bonds, page 69

   2. We note that, in addition to the storm recovery property, property in the collection account and all of its
subaccounts will also secure the bonds, including    all cash, securities,
 William G. Fontenot
FirstName  LastNameWilliam
Cleco Securitization I LLC G. Fontenot
Comapany
May        NameCleco Securitization I LLC
     12, 2022
May 12,
Page 2 2022 Page 2
FirstName LastName
         instruments, investment property or other assets credited to or deposited in the collection account or any subaccount of the collection account from time to time or purchased with funds from the collection account, and all financial assets and securities entitlements
         carried therein or credited thereto.    (emphasis added) Please revise
your prospectus to
         disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to such underlying securities. Alternatively, please provide us with your legal analysis as to why concurrent registration of such underlying securities is not required pursuant to Rule 190. Refer to
Section III.A.6 of
         Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190.
How Funds in the Collection Account Will Be Allocated, page 72

3. We note your disclosure of the payments of the trustee's fees, servicing fee, administration fee and fees of the independent manager in your priority of payments. Please include a table itemizing these and any other fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB.
4. We note your disclosure in priority #3 that the fees of the independent manager will be in an amount specified in an agreement between the issuing entity and the independent manager, but do not see this agreement referenced in your exhibit list. Please include this agreement as an exhibit to the registration statement.
Issuance of Additional Storm Recovery Bonds, page 75

5. We note your disclosure here and elsewhere in the prospectus regarding the conditions of issuance of additional storm recovery bonds by the issuing entity. We also note that throughout the registration statement you refer to series supplements to the indenture. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.
The Sale Agreement, page 91

6. We note your statement here and elsewhere in the prospectus that summaries of certain transaction agreements do not purport to be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate.
         While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
Material U.S. Federal Income Tax Consequences
Tax Consequences to U.S. Holders, page 118

7.       We note your use of the term    prospectus supplement    on page 119.
As there is no
         prospectus supplement, please revise to refer to the proper document. William G. Fontenot
Cleco Securitization I LLC
May 12, 2022
Page 3
Ratings for the Storm Recovery Bonds, page 125

8. We note your disclosure here that the storm recovery bonds will receive credit ratings from at least two NRSROs. However, on page 18 of your prospectus, you indicate you will receive credit ratings from at least three NRSROs and, on page 32, you indicate you will receive credit ratings from exactly three NRSROs. Please revise as appropriate for consistency.
Legal Matters, page 127

9. We note your disclosure that certain legal matters relating to the registrants and the issuance of the storm recovery bonds will be passed upon by Baker Botts L.L.P., Houston,
         Texas and Phelps Dunbar, L.L.P., New Orleans, Louisiana. However, we only see the legality opinion of Phelps Dunbar listed on the exhibit list (in addition to their tax and constitutionality opinions). Please revise to clarify what legal matters will be passed upon by Baker Botts, as opposed to Phelps Dunbar, and include, to the extent required, a legal opinion of Baker Botts as an exhibit to your registration statement.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-5

10.      Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 with any questions.



FirstName LastNameWilliam G. Fontenot                          Sincerely,
Comapany NameCleco Securitization I LLC
                                                               Division of
Corporation Finance
May 12, 2022 Page 3                                            Office of
Structured Finance
FirstName LastName